Exhibit 99.3

FOR IMMEDIATE RELEASE

(SEHK: 6883)

(NASDAQ: MPEL)

Melco Crown Entertainment Limited Announces Dual Primary Listing by

Way of Introduction on the Main Board of the Hong Kong Stock Exchange

Highlights:

Stock code:	• SEHK: 6883	• NASDAQ Global Select Market: MPEL

Type of listing:	• Dual Primary listing • Listing by introduction on SEHK, no new shares offered

Ownership interest:	• 1 American Depositary Share (“ADS”) = 3 ordinary shares (“Shares”)

Board lot	• 300 Shares

Joint sponsors: (in alphabetical order)	• Credit Suisse (Hong Kong) Limited • Deutsche Bank AG, Hong Kong Branch

Listing timetable:

•        December 1, 2011: announcement of closing price and trading volume of the ADSs on the NASDAQ for each business day between November 23 and November 30, 2011

•        December 2, 5, 6 and 7, 2011: announcement of previous day high, low, closing prices and the trading volume of ADSs on the NASDAQ and any recent developments and updates with regard to the liquidity arrangements

•        December 7, 2011: Dealing of Shares expected to commence on the SEHK (“Listing Date”)

Liquidity arrangements:

•        Liquidity arrangement will be put in place

•        Designated Dealers have been appointed to undertake certain trading activities, which are expected to contribute to the liquidity of the Shares during the 30 day period from and including the Listing Date

HONG KONG, November 30, 2011 – Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK: 6883; NASDAQ: MPEL), a developer, owner and, through its subsidiary, an operator of casino gaming and entertainment resort facilities focused on the Macau market, today announces the dual primary listing of its Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) by way of introduction.

The Company’s Shares are expected to commence trading on the SEHK on Wednesday, December 7, 2011 under the stock code 6883. Shares will be traded in board lots of 300 Shares. Credit Suisse (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (in alphabetical order) are the joint sponsors of the dual primary listing. The Company wishes to highlight that the HK dual listing is subject to the final approval of the SEHK and other relevant authorities, and may not occur in the absence of such approvals.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, said, “We believe our proposed dual listing on the local bourse will not only put us on a par with our competitors, but will also provide our existing shareholders with enhanced liquidity and enable local and Asian investors to directly access investment opportunities in our Company, thus broadening our investor base.”

“We believe a listing by introduction is consistent with the Company’s disciplined and pro-active approach to managing its capital structure, providing the Company with an additional channel, via the SEHK’s mature and liquid platform, to raise future capital. Taking into account, among other factors, the current market sentiment, we do not currently intend to carry out any equity offering in conjunction with the listing by introduction.

“Led by an experienced management team, Melco Crown Entertainment is well-poised to capture the rapidly expanding Macau gaming market with its unique and diversified portfolio of high quality properties targeting multiple customer segments.

“Studio City provides us with another exciting element to our future growth story, complementing our current property portfolio and demonstrating our desire to continue to support and meaningfully contribute to the development and diversification of Macau’s leisure and tourism industry, while continuing to enhance shareholders’ value.

“As evidenced by the recent conversion of shareholder loans into equity, we continue to have the full commitment of our controlling shareholders which demonstrates their confidence in the long term prospects of Melco Crown Entertainment and the Macau market as a whole.”

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment Limited is a developer, owner and, through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located on Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located on Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of more than 1,800 gaming machines in nine locations and comprise the largest non-casino operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.

The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Securities Exchange and is led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.

Investment Community, please contact:

Melco Crown Entertainment Limited

Ross Dunwoody     Tel: (852) 2598 3689     Email: rossdunwoody@melco-crown.com

For Media Enquiries, please contact:

Melco Crown Entertainment Limited

Maggie Ma	Tel: (852) 3151 3767	Email: maggiema@melco-crown.com

Fax: (852) 3162 8375

Strategic Financial Relations Limited

Mandy Go	Tel: (852) 2864 4812	Email: mandy.go@sprg.com.hk

Angela Ng	Tel: (852) 2864 4855	Email: angela.ng@sprg.com.hk

Fax: (852) 2527 1196

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